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                             Torchmark Corporation
                            2001 Third Avenue South
                           Birmingham, Alabama 35233

                               November 6, 1996

VIA EDGAR TRANSMISSION AND FACSIMILE
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Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
     Attn: Ms. Shelley Parratt and Filing Desk

     Re: Torchmark Corporation ("Torchmark") PEPS Registration Statement on Form S-3, Commission File No. 333-11263 and related
          Vesta Insurance Group, Inc. ("Vesta") Registration Statement on Form S-3, Commission File No. 333-11285

Ladies and Gentlemen:

     Under current market conditions with respect to Vesta common stock, it has been determined by Torchmark that it would be in its best interests to withdraw the above registration statement. We hereby request withdrawal of the above referenced Torchmark registration statement pursuant to Commission Rule 477 as of today.

                                       Yours very truly,



                                       /s/ William C. Barclift